FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... November........................................... , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... November 4, 2009....	By............../s/ Masahiro Kobayashi..................................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Revised Financial Forecasts and Planned Year-end Dividend for
Subsidiary (Asia Pacific System Research Co., Ltd.)

November 4, 2009

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111

Canon Electronics Inc.
President & CEO: Hisashi Sakamaki
Securities code: 7739
[First Section of the Tokyo Stock Exchange]

Inquiries:
Akira Kurosawa
Director, General Manager,
Finance & Accounting Division
+81-3-5419-3800
Notice Regarding Revised Financial Forecasts and Planned Year-end
Dividend for Subsidiary (Asia Pacific System Research Co., Ltd.)
Canon Inc. and its subsidiary Canon Electronics Inc. announced today that, based on recent performance trends, Asia Pacific System Research Co., Ltd. (Securities code: 4727, listed on Jasdaq Securities Exchange), a subsidiary of Canon Electronics Inc., has revised its financial forecasts for the fiscal year ended September 2009 (October 1, 2008 to September 30, 2009) and planned year-end dividend, announced on November 4, 2008.
There is no change to the consolidated financial forecasts for Canon Inc. and Canon Electronics Inc. due to this revision.

Based on recent performance trends, Asia Pacific System Research Co., Ltd. revised its consolidated and non-consolidated financial forecasts, and planned year-end dividend, announced on November 4, 2008, as follows.
1.	Revised financial forecasts

Fiscal year ended September 2009 (October 1, 2008 to September 30, 2009) Consolidated financial forecasts
(Units: millions of yen (except per share amounts), %)

	Net sales	Operating	Ordinary	Net	EPS
		profit	profit	income
Previous forecast (A)	8,250	285	300	165	18.33
Current forecast (B)	6,726	145	174	89	9.99
Change in amount (B - A)	-1,524	-140	-126	-76	-
Change (%)	-18.5	-49.1	-42.0	-46.1	-
(Reference) Results for fiscal year ended September 30, 2008	7,628	307	320	289	32.15

Fiscal year ended September 2009 (October 1, 2008 to September 30, 2009) Non-consolidated financial forecasts
(Units: millions of yen (except per share amounts), %)

	Net sales	Operating	Ordinary	Net	EPS
		profit	profit	income
Previous forecast (A)	7,150	305	320	185	20.55
Current forecast (B)	5,969	197	228	109	12.11
Change in amount (B - A)	-1,181	-108	-92	-76	-
Change (%)	-16.5	-35.4	-28.8	-41.1	-
(Reference) Results for fiscal year ended September 30, 2008	7,148	332	351	347	38.63

2.	Revised year-end dividend plan

Dividend per share
Record date	Interim	Year-end	Full-year
Previous forecast (Announced on November 4, 2008)	-	6 yen	6 yen
Current forecast	-	4 yen	4 yen
Actual dividend payment (Fiscal year ended September 30, 2009)	-	-	-
Actual dividend payment (Fiscal year ended September 30, 2008)	-	8 yen	8 yen

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.